A special meeting of the fund's shareholders was held on November 16, 2010. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Fifty Fund to Fidelity Advisor New Insights Fund in exchange solely for shares of beneficial interest of Fidelity Advisor New Insights Fund and the assumption by Fidelity Advisor New Insights Fund of Fidelity Advisor Fifty Fund's liabilities, in complete liquidation of Fidelity Advisor Fifty Fund.

	# of Votes	% of Votes
Affirmative	22,738,166.50	82.413
Against	513,612.16	1.862
Abstain	1,408,666.14	5.106
Uninstructed	2,929,956.42	10.619
TOTAL	27,590,401.22	100.000